Exhibit 99.1

Announcement Wednesday, 26 August 2026	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

HALF-YEAR 2026 RESULTS BRIEFING TRANSCRIPT

Date: Tuesday, 25 August 2026

Time: 08:00 AWST/10:00 AEST (19:00 CDT on Monday, 24 August 2026)

Start of Transcript

Liz Westcott: Good morning and welcome to Woodside’s 2026 Half-Year Results Presentation.

Joining me on today’s call is our Chief Financial Officer, Graham Tiver. We are presenting from Sydney, and I would like to begin by acknowledging the Traditional Custodians of this land, the Gadigal People of the Eora Nation and pay my respects to their Elders past and present.

Now, please take time to read the disclaimers, assumptions and other important information on Slides 2 and 3. And I’d also like to remind you that all dollar figures in today’s presentation are in US dollars, unless otherwise indicated.

It’s a great pleasure to present my first set of results as Woodside CEO. I’m proud of the way we have delivered reliably and consistently through our company leadership transition and during a time of historic volatility on global energy markets.

This continues our proven track record as a reliable supplier to customers and highlights the competitive advantages we have developed over 40 plus years of operations.

Woodside’s core value proposition remains. We supply energy to meet rising demand, return value for our shareholders through the cycle and offer tangible growth catalysts for investors.

At our Capital Markets Day in November, we outlined Woodside’s transformative growth pathway to achieve more than 50% sales growth and approximately $9 billion in net operating cash flow in 2032. My focus, as CEO, is on the disciplined delivery of this pathway, while raising the bar further to translate future growth into greater value for our shareholders.

There are some key areas where Woodside can build from our strengths to lift performance, sharpen our focus on value and improve the resilience of our business through the cycle. These include active management of our portfolio to maximise returns on capital, with all investment opportunities competing under a single framework for shareholder value.

Our investment choices in new energy must be underpinned by customer demand and market commerciality. We must also achieve structural cost savings across our business driven by an ambitious and transparent cost-out target.

We are announcing today a structural cost reduction target of US$350 million per year to be delivered from 2028.

Later in the presentation I will provide more detail on how we will sharpen our focus on value.

But first, to our half year results which reflect Woodside’s impressive operational and financial performance to date in 2026.

These results demonstrate how we are de-risking our business today and driving long term shareholder value.

As shown on Slide 6, reliable operations underpin strong production and cash flow across our global portfolio.

We achieved total production of 86.5 million barrels of oil equivalent for the half. Free cash flow achieved a year-on-year increase of more than 150%, and we maintained strong EBITDA of $4.6 billion.

Regrettably, we experienced one high consequence injury during the period.

We made significant progress on our next phase of value, advancing major projects at Scarborough, Trion and Louisiana LNG on schedule and on budget.

We recorded an underlying net profit after tax of $1.3 billion and based on this, the Board has determined a fully franked interim dividend of US$0.57 per share, once again at the top end of our payout range.

Slide 7 highlights Woodside’s world-class delivery during the half, underpinned by reliable operations and disciplined investment in growth.

At Pluto, we safely executed a major planned turnaround on schedule and within budget, which included works to prepare for Scarborough. Our unit production cost remained competitive, notwithstanding the significant turnaround activity.

We continued to efficiently execute our major projects with a strong focus on cost management, remaining on schedule and budget.

We also continued to strengthen the quality of our global portfolio, sharpening our focus on opportunities that play to Woodside’s strengths and offer value accretive growth.

During the period we exercised our pre-emption right which will result in increased equity in Browse on completion. Woodside’s combined interest in the Browse resource and the North West Shelf onshore infrastructure, provides the basis for an integrated development concept with long-term cash flow potential.

Subsequent to the half, in July we assumed operatorship of the Gippsland Basin assets, supporting the continued reliable supply of gas to the Australian domestic market. And in August, we agreed to divest our interest in the Calypso Project in Trinidad and Tobago, demonstrating our prudent approach to portfolio management and capital allocation.

Keeping our people safe remains our highest priority at Woodside and we continue striving for sustained improvement in our safety performance.

During the half we completed more than 11 million work hours, including construction, commissioning and complex turnarounds at our global operating and project sites.

As shown on Slide 8, we recorded one high consequence injury and zero Tier 1 or Tier 2 process safety events.

One high consequence injury is one too many and we remain firmly focused on continuous improvement and management of risk across our operations. This includes proactively managing risk and leveraging field leadership programs to provide deeper insights to our performance.

Turning now to our operational performance on Slide 9. The first half once again showcased Woodside’s operational excellence and proven ability to maximise value from our producing assets, which delivered $3 billion in operating cash flow during the period.

We are making good progress on decommissioning across the portfolio. We commenced plug and abandonment on eight subsea wells at the North West Shelf and Julimar-Brunello and removed around 26 kilometres of flowlines and umbilicals at Stybarrow and Griffin.

At our Australian operations, we are executing infill opportunities across Pluto, Julimar Phase 3 and Turrum Phase 3, supporting continued value creation from our existing infrastructure and assets.

Woodside is assessing the opportunity in our Gippsland Basin assets to unlock up to 200 petajoules of potential Bass Strait gas, supporting domestic energy security and creating additional value from the portfolio.

Technical maturity and final details of the Australian government’s proposed Domestic Gas Reservation Scheme will influence whether we progress this opportunity to a final investment decision.

Our international portfolio performed very well over the half, led by exceptional ongoing performance at Sangomar which produced 15 million barrels of oil equivalent Woodside share at 99.5% reliability. The asset has now generated $3.8 billion of EBITDA for Woodside since start-up.

We are continuing our discussions with Petrosen and the government of Senegal on a potential additional phase which we estimate could be a six to eight well program.

At Beaumont New Ammonia, we assumed operational control in March and are delivering cargos to domestic and international markets. During the half, production was constrained by third party feedstock availability with impacts expected to continue through 2027.

Moving to delivery of our major projects on Slide 10. We continue to make excellent progress on the Scarborough Energy Project which was 98% complete at the end of the half and remains on track for first LNG cargo in the fourth quarter of 2026.

Subsequent to the period, the floating production unit achieved ready for start-up status and first gas, marking another significant milestone as we move closer to production.

Onshore, we continued construction and commissioning at Pluto Train 2. Mechanical runs have been completed on three of the six liquification compressors with the remaining activities progressing as planned.

Our focus is now on disciplined execution through to start-up. We are progressively bringing wells online, pressurising the trunkline and introducing gas into the onshore facilities, while testing and verifying each part of the system.

We are taking the time to ensure we bring these facilities online safely and reliably, as we move towards first LNG cargo and a significant new source of cash generative production to our portfolio.

Moving to our Trion Project on Slide 11, which was 64% complete at the end of the half and targeting first oil in 2028.

During the half we achieved key construction and drilling milestones. Engineering of the floating storage and offloading facility is progressing to plan, with fabrication underway and major equipment ordered.

Preparations are now well advanced for the subsea installation campaign, with equipment set to be delivered ahead of offshore installation commencing in the third quarter of 2026.

Turning to Slide 12. Louisiana LNG continues to progress on schedule and budget and was 28% complete at the end of the half.

We achieved several key construction milestones, including commencement of berth dredging, installing the first mechanical equipment in Train 1, which was 35% complete at the end of the half, and erecting the first structural steel in Train 2.

We are also advancing feedgas procurement in line with our gas supply strategy. Williams, our partner and pipeline operator, is progressing execution of Line 200.

We continue to see strong interest from potential counterparties across both sell-downs, and LNG offtake and our approach remains focused on the quality partnerships required for this long-term investment.

Sustainability performance remains fundamental to the long-term success of our business, and we made good progress in key areas during the half. Having achieved our 2025 net equity Scope 1 and 2 greenhouse gas emissions reduction target, we remain on track to meet our 2030 target of a 30% reduction against our baseline.

We submitted our second annual Oil and Gas Methane Partnership 2.0 implementation plan, including enhanced methane emissions reporting at our Sangomar and North West Shelf operations.

During the half, we continued making significant economic and social contributions to the communities where we operate.

We paid more than $1 billion Australian dollars in taxes, royalties and levies to Australian governments during the half, and committed to more than $520 million Australian dollars of spend with almost 300 local businesses during our Pluto Train 1 modifications program.

Subsequent to the period, we launched our inaugural Global Indigenous Peoples Strategy, setting out our intent to strengthen partnerships and support positive outcomes for Indigenous Peoples across the regions where we operate.

We also took forward biodiversity initiatives in the United States and Australia. In Louisiana, we committed $5 million over six years to the Sam Houston Jones State Park Restoration Project, while in Western Australia, we continued to progress the Watheroo Biodiversity Project.

Moving to Slide 14. Woodside has continued to deliver during a period of significant volatility in global energy markets.

The temporary withdrawal of 20% of LNG supply and 13% of oil supply from global markets as a result of the Middle East conflict drove increased customer demand for Woodside’s products.

Brent and JKM pricing have both moderated from initial price spikes in March and April, however restricted supply and price volatility are expected to continue for some time.

We achieved an average realised price of $74 per barrel of oil equivalent through our contracted positions and premiums achieved on crude products.

Cyclone-related production impacts and planned Pluto turnaround curtailed available Woodside volumes during the period, which limited our exposure to the spot market. Our marketing and trading division continued to optimise the portfolio across multiple trades to manage risk and maximise value while fulfilling customer commitments. Some of these trades were across the reporting period.

We see tailwinds for the second half from this trading as well as pricing lags on our oil-linked LNG contracted volumes. Ongoing gas hub exposure combined with our established customer relationships and growing shipping fleet position us well to derive additional value moving forward.

With about 75% of our LNG volumes contracted through to 2028, we will remain a reliable provider to existing customers who value security of supply.

Long-term structural demand outlook for LNG as a reliable, flexible and versatile energy source remains, notwithstanding the impact of recent supply shortages on demand from some price-sensitive markets. Wood Mackenzie continues to forecast ongoing robust demand growth in Asia through to the 2040s as these economies seek LNG to support baseload power, industrial use and grid stability.

Wood Mackenzie has also revised upwards its long-term European gas demand forecast in each of the past four years. This indicates how advanced economies with net zero targets continue to see an important role for natural gas, including LNG, to complement renewables and support energy security. Woodside’s portfolio, featuring highly reliable assets with diversified points of supply, underpinned by long-term customer relationships in major energy markets, is well placed to meet this demand.

I’ll now hand over to Graham to take you through our financial highlights before outlining how we’re positioning Woodside for the next phase.

Graham Tiver: Thanks, Liz and hello, everyone. I’m pleased to present another impressive set of financial results today, achieved during a turbulent period for global energy markets. Our performance over the first half was characterised by strong cash generation and proactive debt management, positioning us well to capture the benefits of production and pricing upside in the second half of 2026.

During an expected period of high expenditure, due to project execution and planned turnarounds, we took early action at the start of the year to actively manage our balance sheet to protect downside price risk. This involved starting the year with strong liquidity and our routine hedging program. We maintained our investment grade credit rating and retained significant exposure to the upside, and we are anticipating strong cash generation in the second half.

Slide 18 shows the underlying financial strength of our business. During a period of high prices, we were able to generate additional revenue whilst continuing to execute planned turnarounds and manage adverse weather outcomes, which reduced available production volumes. Our reliable and cost competitive base business has driven the positive trend you can see across the financial indicators.

This includes growth in operating revenue, net profit after tax, and return on equity, and a resilient EBITDA of approximately $4.6 billion. While we achieved higher revenue due to elevated commodity prices, year-on-year EBITDA performance reflects increased operating costs on the commencement of Beaumont New Ammonia, Pluto turnaround—well, the planned turnaround costs—and timing of trading margins. Our healthy balance sheet with free cash flow of $352 million and liquidity of $8.2 billion keeps us well positioned to navigate volatility in global energy markets while continuing to fund near-term growth and return value to our shareholders.

Our current capital management framework has served us well, providing clear guardrails to support financial discipline and deliver enduring shareholder returns. However, as Liz mentioned earlier, we will review and test the framework against our evolving business to ensure a disciplined capital strategy. We continue to exercise strong cost control across our business, but we are not standing still and will always look for opportunities to improve.

Gearing at the end of the year [Clarification: end of June] was 20.6%, reflecting new lease liabilities, net hedge cash settlements and trade receivables not converted into cash at 30 June ‘26. This is marginally outside our target 10% to 20% range, but as we have previously noted, our capital management framework provides flexibility to sit temporarily outside of this range during capital intensive periods. Our approach is anchored by an investment grade credit rating and an established dividend policy with a targeted 50 to 80% payout range.

Slide 20 provides further detail on our balance sheet strength with $8.2 billion in cash and undrawn facilities at the end of the half. As you can see, we’ve maintained strong liquidity throughout the past five years across changing market conditions and expenditure on major growth projects. In the current environment, our strong balance sheet provides an important buffer against global supply chain disruptions, inflationary pressures and price volatility.

Cash generating capacity of our assets, active management of our debt portfolio and sell-downs last year of our Louisiana LNG Project have all contributed to our position. $1.7 billion in capital contributions was received during the half from Stonepeak and Williams for development of Louisiana LNG.

We’re particularly pleased that our strong performance over the half has translated into immediate rewards for our shareholders. The fully franked interim dividend of US 57 cents per share is once again at the top end of our targeted payout range, demonstrating our confidence in the strength of the balance sheet to return cash to shareholders while investing in long-term value accretive growth.

We have now returned approximately US$12 billion to our shareholders since the completion of our merger with BHP’s petroleum business in 2022. Our focus on financial discipline and strong capital management will continue to underpin Woodside’s long-term profitability and continued delivery of returns to our shareholders.

Thank you and I’ll now hand back to Liz.

Liz Westcott: Thanks, Graham. I’ll conclude today’s presentation by explaining how we are evolving Woodside’s strategic priorities to build on this strong foundation and deliver Woodside’s next phase of shareholder value. As I noted at the opening of today’s presentation, the underlying strengths that drive Woodside’s performance and position us for continued delivery of shareholder value remain unchanged. We’re proud of what Woodside is accomplishing and we’re now aiming to set the bar even higher.

On becoming Woodside’s CEO in March, I made clear that my priorities would be operational excellence, disciplined execution and sustained value creation. As our portfolio changes in scale, geography and complexity, our approach to these priorities must evolve. We have an opportunity to sharpen how we run the business and position ourselves for the future.

Woodside’s next phase will be underpinned by disciplined delivery of value. To maintain operational excellence, we are placing an even greater focus on efficiency, cost management and productivity within our operations, alongside our enduring commitments to safety and sustainability. On disciplined execution, we must extract full value from our growth projects by delivering them to schedule and budget, transitioning them smoothly into high-performing operations and optimising their revenue through enhanced marketing and trading capabilities. And to deliver sustained value creation, we are applying an ever-sharper focus on portfolio quality, ensuring capital is directed to the highest value opportunities. Together, these strategic priorities provide a clear framework for Woodside’s future.

A sharper positioning on discipline and value is already translating into tangible actions. As our major growth projects progress and transition towards operations and cash flow generation, we are refocusing our capital strategy and managing our portfolio to maximise returns on capital.

Our investments must all compete for capital equally, and strong returns on that capital must be achieved for the benefit of our shareholders. A single investment framework will guide investment decisions. New energy opportunities must be supported by clear customer demand and commercial markets. They must also compete for capital with other investment opportunities.

This discipline has led to our decision to undertake a strategic review of Beaumont New Ammonia. This asset was acquired in a global environment with line of sight to a developing market for lower-carbon ammonia, including the international regulatory frameworks required to support that market. Significant changes in the global environment over the past 12 months have changed this underlying premise.

Now that the asset has moved into the operating phase, it is the optimal time to review its place in our global portfolio. We will explore all options to determine the best value for Woodside. We are also applying a disciplined approach to sustainability, ensuring our plans and commitments continue to support Woodside’s long-term resilience and value. This includes having balanced and achievable climate targets, which align with the pace of the global energy transition. Our 2030 net equity Scope 1 and 2 greenhouse gas emissions reduction target remains unchanged, as does our broader commitment to decarbonising Woodside’s own operations.

This aligns with Woodside’s conviction that LNG has a key role in meeting long-term energy demand and global decarbonisation goals. However, we have taken the disciplined decision to retire our Scope 3 investment and emissions abatement targets. These targets were established in a different market context and based on a different expected pace of the energy transition. The reality is that markets for emerging lower-carbon opportunities, including hydrogen, ammonia, and carbon capture and storage, have developed more slowly than anticipated. Therefore, the targets no longer align with evolving technology, current policy settings and customer demand.

Finally, we are focused on improving our business effectiveness to keep our business resilient through the cycle. The structured review of our business I announced in April has identified opportunities to improve business effectiveness and leverage efficiencies as key assets move from project delivery into operations and others into later life production. We are building a simpler organisation that can make decisions faster, allocate resources more effectively and deliver services as they are needed across our global portfolio.

We are pursuing an annual cost out target of $350 million to be delivered from 2028, including overhead and operational cost savings from our base business. These early actions represent a disciplined evolution of our strategy as we look to sharpen Woodside’s focus, lift our performance and position our business for long-term success.

To conclude, Woodside’s renewed focus on discipline and value is a considered evolution of our existing strategy and investment proposition. Our operational excellence and financial strength are returning value to shareholders today, while disciplined delivery of our major growth projects is building the production and cash generation platform for tomorrow. We have actions underway that leverage our proven capabilities and build on our strengths, and we have set a clear course towards building a stronger Woodside that can deliver enduring value for our shareholders.

Thank you, and I’ll now open the call to your questions. Please limit your questions to two each so everybody has an opportunity to ask their questions.

Operator: Thank you. If you wish to ask a question, please press star one on your telephone and wait for your name to be announced. If you wish to cancel your request, please press star two. If you’re on a speakerphone, please pick up the handset to ask your question. Your first question comes from Tom Allen with UBS. Please go ahead.

Tom Allen (UBS, Analyst): Hi, good morning, Liz, Graham and the broader team. So just following up your comments, Liz, that Woodside’s today announced it has abandoned plans to spend $5 billion on new energy projects by 2030, and you’ve announced a strategic review of Beaumont New Ammonia. Just given that was the first key project relevant to that target, can you share some comments on whether that would potentially seek a full divestment or a partial sale only?

And then the extension of that question would be, over at Louisiana LNG, that was quite a different project structure to what we’re typically seeing for US Gulf Coast LNG projects with Woodside retaining, as an upstream E&P, quite high equity exposure in the infrastructure and even through the HoldCo. Were there any plans to revisit the structure of Louisiana LNG as well?

Liz Westcott: Okay, thank you, Tom. So starting off with Beaumont New Ammonia. Now, Beaumont New Ammonia is a high-quality asset and it’s now in operations and it’s approaching important milestones over the course of 26 [Clarification: 2027]. So the asset, though, was acquired in a different global environment to the one we’re in today and so it’s important I think to reflect the changes that we’ve had in the last 12 months and that’s why we’ve announced the strategic review of the asset. We are going to look at all options to determine the best value option for Woodside, so there’s no determined pathway today.

Your second question around the structure of Louisiana LNG, you’re right to say that Woodside has had the opportunity to approach the Louisiana LNG investment differently to others. And, importantly, having a balance sheet that can support an investment of this scale, we’ve been able to bring in HoldCo [Clarification: HoldCo and InfraCo] partners across the project to support both the capital reduction, and today we sit with Stonepeak and Williams having reduced the capital exposure for Woodside down to 57% of the total investment, so $9.9 billion. And we also have portfolio marketing capabilities that we’re able to exercise to achieve the value that we see in this asset. So there’s no planned change to the structure of the project as we continue to look for HoldCo participants to join us in this asset.

Tom Allen (UBS, Analyst): Okay, that’s clear, Liz. You did note that all projects are competing for capital in your basis for conducting the strategic review of Beaumont, and so over the quarter, Woodside’s pre-empted on the sale of PetroChina’s 10.67% stake in Browse, and Woodside’s continued to progress environmental approvals. Could you please comment on Woodside’s target timeline to progress the Browse project towards an FID, and perhaps some colour on the targeted CapEx, including for the CO2 and targeted returns for the project?

Liz Westcott: Extending your two questions. So the Browse project is still early stage. We are in pre-FEED on Browse and so the teams continue to work three streams of work, making sure we have an investable project and we’ve got EPC contractors providing cost and schedule outlooks and designs to our project team today. We continue to work environmental approvals with submissions that have been made in the last half, both to the WA EPA and the Federal Government in that regard.

And then we continue commercial discussions between the Browse joint venture partners and the North West Shelf. The pre-emption that we made with Inpex was to ensure that ongoing opportunity to develop Browse through the North West Shelf project. For Woodside shareholders, where we have equity in both the upstream and the North West Shelf project, this is a highly value-accretive development concept. So that’s where we sit with Browse.

The second question was around timelines sorry, timelines on…

Tom Allen (UBS, Analyst): Correct.

Liz Westcott: ....on the CapEx profile.

Tom Allen (UBS, Analyst): Yes.

Liz Westcott: I’m just checking what—could you just repeat your question Tom, so I get it right?

Tom Allen (UBS, Analyst): Yes, so it was the timeline to progress towards an FID and some colour on the indicative total CapEx including for the CO2 solution?

Liz Westcott: Yes, okay. So, timelines are still ahead of us. So being in pre-FEED, we need to move through FEED before we have FID, so those are still decisions to come. Total CapEx will also be informed through the work that’s being done today by the EPC providers, so we’ve got nothing further to add on that.

Tom Allen (UBS, Analyst): Okay, thanks, Liz.

Operator: Thank you. Your next question comes from Nik Burns with Jarden Australia. Please go ahead.

Nik Burns (Jarden, Analyst): Hi, Liz and Graham. Just a question on the move to a single capital allocation framework. Historically, your presentations have included a slide that outlines that framework, which are different IRR and payback times for oil, gas and new energy. There’s obviously no new slide here today. So can you just talk through what the new targets are from an IRR and a payback time perspective? Thanks.

Liz Westcott: Yes, so we talked today about moving to a single framework to ensure that all of our capital is competing equally for investment dollars with Woodside, and the review of the capital strategy is going to be more holistic. It’s looking at capital management and capital allocation. We’re going to make sure every dollar is deployed efficiently, and we’ll be looking at how we measure and consider risk as well as maximising shareholder returns. So it’s going to be a comprehensive strategy, and it won’t be similar to the one we had before.

Nik Burns (Jarden, Analyst): Right, do you have a timing on when you’re planning on releasing that?

Graham Tiver: Yes, I think, Nik, Capital Markets Day we’ll come out with more information on our capital strategy.

Nik Burns (Jarden, Analyst): Got it. I guess, on to my second question, it’s really around that $350 million cost out target. Just, obviously, there’s not a lot of details in terms of how you’re going to achieve that, and I’m guessing we’ll get an update at the Capital Markets Day as well, but high level, can you talk through about, are you targeting operating costs only here or would there be a CapEx component in there? You mentioned from 2028, but is there a potential that we could, the market could see some of those cost realisations or the lower costs coming through, say, in the intervening 18-month period, or is it really those cost savings are only coming through from 2028 onwards? Thank you.

Liz Westcott: Yeah so in April we talked about the structured review that we were kicking off for the organisation and today we’ve been able to clarify that we see line of sight to US$350 million to be delivered from 2028. This is going to be through making a simpler organisation. It’s about working smarter, so making decisions faster, allocating resources more effectively. We see this as a structured cost out of our base business.

It’ll be a combination of operating costs, corporate overheads as well as some sustaining CapEx. So we see it as a sustained process, and that’s why we’ve outlined that the savings will commence from 2028. We want to make sure that the efforts we undertake in this regard are sustained through the business going forward.

Nik Burns (Jarden, Analyst): Thanks Liz.

Operator: Thank you. Your next question comes from Saul Kavonic with MST. Please go ahead.

Saul Kavonic (MST, Analyst): Good morning, team. Liz, could you elaborate a little bit on, I guess, the scope for this cost out program? Why is there the opportunity to do that now as opposed to having already started on something like this a few years ago?

Liz Westcott: Yes, so to build on my earlier comments there, Saul, the scope is across Woodside’s business and we’re looking at structured cost-out of our base operating business to make us more efficient and more resilient through the cycle. So we’ve got work streams identifying cost-out of operating businesses, corporate parts of the business, as well as our sustaining portfolio [Clarification: sustaining capital]. So teams will be working on initiatives to drive cost out of our business over the course of time with expected savings from 2028.

Saul Kavonic (MST, Analyst): Are you expecting that—for the Capital Markets Day on the 5th of November, are you confident we could have a sell-down announcement for Louisiana in place by then?

Liz Westcott: So the Louisiana project, we remain positive and happy with how discussions are going on sell-down and on FOB offtake at Louisiana. We’ve got strong interest from counterparties and continue to see a number of parties interested in Louisiana. But we are being patient and we’re making sure we have high-quality partners that will join this long-term investment with us, so we’re taking a disciplined approach. We do know that we brought Stonepeak in, we’ve brought Williams in, and that’s made a material difference to the capital exposure for Woodside and given us the time to ensure we have the right partners going forward.

Saul Kavonic (MST, Analyst): Thanks. Just last one, it’s been reported in the AFR that one of Woodside’s Board Directors didn’t disclose his outside business interest to the full Board earlier this year, and reported again that he failed to do so last week. Do you consider this behaviour to be consistent with the high governance standards you and investors should expect from your Board?

Liz Westcott: So let me assure all of our investors that the Executive, the Board and the Directors all take governance very seriously, and we can assure you all that we’re committed to strong processes. So any outside activities are considered by Directors, any particular appointments are considered by the Board as appropriate, and we continue to manage any conflicts as appropriate.

Saul Kavonic (MST, Analyst): Are you saying the AFR reports are incorrect then?

Liz Westcott: I’m saying that any potential appointment of Directors to Boards is something that will be discussed. To date, the Mark Cutifani appointment to the Northern Star board remains highly speculative, and there’s no discernible conflicts of interest between Woodside and Northern Star’s businesses.

Saul Kavonic (MST, Analyst): Thank you. That’s all from me.

Operator: Thank you. Your next question comes from Gordon Ramsay with RBC. Please go ahead.

Gordon Ramsay (RBC, Analyst): Congratulations, Liz and team, on a very solid result. My question relates to Sangomar. You made a comment that you are looking at a six to eight well program. I’m assuming that’s targeting the S400 sands and you’re in discussions with the government. Can you just confirm that, but also whether you’re looking at potentially backfill for the project or even expansion over time?

Liz Westcott: Yes, so Gordon, as we mentioned in the remarks, we are looking at a phase 2 project, and we continue our discussions with both Petrosen and the Senegalese Government on such a program. We do see maybe a six to eight well program and so that would be an opportunity to backfill the existing facilities. So we don’t see an expansion of the nameplate capacity at the field, but the opportunity to continue producing at high rates.

Graham Tiver: So, Gordon, the FPSO is 100,000 barrels a day. This is all about backfill, extending the period of its life.

Gordon Ramsay (RBC, Analyst): Yes, and congratulations for doing such a good job so far. Then secondly, just on the strategic review, obviously the projects that are in the new energy area, I’m assuming, are a focus on that. You specifically mentioned Beaumont New Ammonia. What about hydrogen? Where does Woodside sit with that at the moment?

Liz Westcott: So, we’re going to continue to explore new energy opportunities, and hydrogen would be amongst that. Ammonia, CCS have been opportunities that we continue to explore. But as we develop our portfolio, we have to be very driven by where customers are looking and where the commercial markets are developing, so we’re going to be very disciplined in where we’re going to allocate capital to those portfolios. As I’ve mentioned before, all our investments will need to compete for capital, and so we’re going to need strong returns for the benefit of all our shareholders.

Gordon Ramsay (RBC, Analyst): Thank you, Liz.

Operator: Thank you. Your next question comes from Adam Martin with E&P. Please go ahead.

Adam Martin (E&P, Analyst): Good morning, Liz, Graham and team. I suppose first question just on Louisiana, obviously HoldCo is on the hook for any CapEx overruns given the Stonepeak contribution is fixed, but just any sort of colour or commentary on just implications of this whole Middle East situation? I’m just thinking about inflation and that, and obviously the HoldCo sell-down has been going on for quite some time, so just any comments there, please?

Liz Westcott: Yes, so Louisiana continues to progress well. Maybe starting with the actual project and the construction, it’s a lump-sum turnkey contract under Bechtel, and Bechtel have some steel fabrication in particular that they have continued to fabricate in the Middle East. Fabrication remains unaffected from their perspective and so they’ve been working on alternative supply routes to get that steel to the US. That’s continued to be successful, and Bechtel have also got opportunities to fabricate steel in the US or in Vietnam as other locations that they work from.

So we remain comfortable with how Bechtel’s responding to the impacts on their supply chain, recognising fabrication continues and we have sufficient steel on site to continue the fabrication we need to [Clarification: through to year-end].

The second part to your question around the sell-downs, look we continue to be in good discussions with a number of parties on sell-downs and Louisiana continues to be an attractive project for many. So we’re being patient and working through the details, it is a complex investment and so the parties are taking their time to make sure they understand it and we’re looking for long-term strategic partners here. So we want to make sure we have a good fit going forward in our investment.

Adam Martin (E&P, Analyst): Okay, thank you. Just a second question, obviously some decent EBITDA still being generated from the Bass Strait, obviously Liz, earlier in your career you spent time there as well, but just with this whole domestic gas reservation policy, where are you at in terms of taking opportunities in the Bass Strait, trying to improve production over the next few years, please?

Liz Westcott: Yes, so moving to domestic gas on the East Coast where we are a material operator, the Bass Strait assets account for 40% of the domestic gas, Woodside’s equity is 20% [Clarification: Bass Strait assets account for ~40% of East Coast domestic gas, and Woodside’s volumes account for ~20% of East Coast domestic gas]. We’re firmly of the view Australia needs new gas supply and so we are working collaboratively with the Government on their national Reservation Scheme as they’re continuing to design it, the goal being that that would incentivise new supply, it will strengthen energy security and continue our role as a reliable energy supplier.

The opportunities we see in Bass Strait, a 200 petajoule gas development, four-well development, we’re under no illusion that they’re going to be materially impacted by the gas reservation policy coming forward and so we’re keenly awaiting further details.

Operator: Thank you. A reminder to please limit your questions to two per person. If you wish to ask further questions, please rejoin the queue. Your next question comes from Rob Koh with Morgan Stanley. Please go ahead.

Rob Koh (Morgan Stanley, Analyst): Good morning. Can I just ask a question in relation to gearing with, I think, Mr Tiver saying gearing would be below 20% in the second half, which looks good. Can you maybe just outline any of the key capital elements? Does that include the Chevron asset swap going ahead or is it mainly just on the lag in pricing and visibility on trading gains please?

Graham Tiver: Yes, so thanks Rob, appreciate the question and it’s pretty well all the above. But what I would say, four elements. So we are set up well for a strong second half of production. The obvious example is Pluto. We finished the turnaround in the first half so there’s no turnaround at Pluto. There’s a strong pricing environment. We do have the benefits of the Wheatstone North West Shelf swap, so there will be some cash coming in relating to that. That is still contingent on a few items to happen on the critical path, but we’re comfortable that will happen in the second half.

Then the fourth element is that, as we touched on in the presentation, the majority, so 62% of our hedges, have cash settled in the first half. So we have a good run in the second half with this strong pricing environment and that gives us confidence that our gearing will be back under 20%, at 31 December ’26.

Rob Koh (Morgan Stanley, Analyst): Okay, great, that’s very clear, thank you. Then for my second question, I guess we’ll probably wait for definitive answers in November at your Capital Markets Day, but does your capital allocation review extend to things like the long-standing EPS payout ratios and gearing targets, or is it more just around project returns?

Graham Tiver: It’s all of the above, Rob. So as Liz touched on, we’re purposely calling it capital strategy, so it covers our capital allocation framework, it covers our capital management framework, so it really is all of the above, it’s comprehensive.

Operator: Thank you. Your next question comes from Uwan Minogue with Barrenjoey. Please go ahead.

Uwan Minogue (Barrenjoey, Analyst): Good morning, Liz, Graham and the broader team. Congratulations on another strong result.

Just following up more on Sangomar, what do you actually need to see or work through to progress with stage 2 there and has anything changed since the Capital Markets Day last year?

Liz Westcott: Yes, thanks for your question. So Sangomar continues to be a really strong asset for us and as we can see, we are in decline, but it continues to perform exceptionally well with high reliability. Our phase 2 development is now at a stage where we’re in discussions with Petrosen, our joint venture partner, and the Senegalese Government and they’re important discussions as we look to progress any further developments.

So, we’ve got technical work that we need to ensure we manage, alongside discussions with partners and governments before we can move forward.

Uwan Minogue (Barrenjoey, Analyst): Okay that’s clear. Then second question again on Louisiana LNG, are you actually seeing interest pick up in that sell-down process or are we sort of seeing delays given what’s going on in the Middle East? What’s the actual level of current engagement in that sell-down and off-taking?

Liz Westcott: Yes, thanks for the question. So Louisiana, we see strong interest in Louisiana. So we have a number of parties that have needed to focus on securing their short-term supply. It’s been a very volatile first half in ‘26 and so we’ve been patient with those, and we continue to see a broad range of interest from parties in participation in Louisiana.

It’s fair to say that getting more vertically integrated in the gas system is an objective of many companies. So whether you’re an upstream producer looking to have access to LNG or you’re a customer looking to have more upstream exposure, Louisiana provides an opportunity to gain that. So that’s the sort of interest we’re seeing.

Operator: Thank you. Your next question comes from Tom Wallington with Citi. Please go ahead.

Tom Wallington (Citi, Analyst): Hi Liz, Graham and the team. Thanks for the update today. Just wanted to touch on Louisiana and I guess in the context of looking to sanction brownfield expansion Trains 4 and 5, could you just give us any commentary as to how the thinking has changed the level of commitment that the management team are seeing in further progressing?

I guess by extension and in the context of this streamlined capital management framework, is there any change in the target level of contracted and uncontracted LNG across the portfolio, particularly around the sort of early 2030s period? Thank you.

Liz Westcott: Okay, so with Louisiana, the 4 and 5 expansion opportunity is a fully permitted opportunity that we have at that site. It was one of the attractions for this development, was the ability to seamlessly, if you like, expand the capability at the site in a brownfield sense. So that remains an opportunity that Woodside is evaluating and considering alongside others for growth in our portfolio.

At our Capital Markets Day, it was the opportunity that we profiled in our forward plans and it continues to be something that teams are looking at. But our focus really is on Trains 1 to 3 and progressing not just the construction but the sell-down and the offtake arrangements for those three trains and so that’s our ongoing focus.

Moving to your next question around our contracted and uncontracted portfolio and our exposure going forward, we’ve previously shared that we sit today at a 75% contracted position in the 2026 to 2028 window and we continue to see that contracting profiles will enhance as we go forward.

So when you’re looking into the early 2030s, we’re at a lower level of contracted volumes today, but that will continue to be layered into the market as we continue our marketing strategy of layering contracts in and we anticipate being able to update you further on the contracting outlook for those windows.

Tom Wallington (Citi, Analyst): Great, thanks Liz.

Operator: Thank you. Your next question comes from Sarah Kerr with Argonaut. Please go ahead.

Sarah Kerr (Argonaut, Analyst): Good morning, Liz and Graham. Just my first question might be for Graham, the Perdaman gas contracts embedded TTF derivative resulted in a $135 million non-cash loss and that unrealised loss was $297 million negative swing from the prior year.

So just given TTF pricing is influenced more by factors such as the Ukraine conflict and European weather conditions than underlying economics of urea production or the WA domestic gas market, I was wondering if Woodside’s considering financial hedging or structural changes to that contract to reduce mark-to-market volatility going forward.

Graham Tiver: Yes, thanks Sarah. We certainly do understand the volatility through the embedded derivative. Most of the change in the value or the volatility for the period is driven by the long-term view on the TTF. But what I would do is keep bringing it back to the underlying reason for the contract and that is to provide additional upside to the WA domestic gas pricing mechanism.

So being linked to that international TTF, which strongly correlates to urea pricing, gives us potential upside over and above the WA dom gas pricing. That’s why we like it. We’re very conscious of the volatility. We are not considering any derivatives, if you want to call it, to hedge out the derivative, but it’s something we’ll always consider and look at into the future.

Sarah Kerr (Argonaut, Analyst): Thank you. My second question, just for you, Liz, so Woodside noted that you’re progressing four potential development wells and up to 200 petajoules of gas in the Bass Strait and you said that that’s dependent heavily on the Australian Government’s proposed Domestic Gas Reservation Scheme.

So I just wanted to understand what specific price thresholds or reservation caps under the proposed federal scheme would make the 200 petajoule infill development uneconomic or cause Woodside to consider proceeding. Alternatively, would Woodside consider co-developing nearby resources such as Emperor Energy’s Judith Field adjacent to Tuna to improve any economics for backfill? Thanks.

Liz Westcott: Yes, thank you. To make investments in our assets, we need to think about the long-term returns that we will gain from those investments. We are talking near a $1 billion to make an investment in Bass Strait for additional returns and so we need line of sight to the investment framework, if you like, the regulatory space, the pricing outlooks that we could expect over the years that we would be producing.

So the gas reservation policy framework is very important for us to get a sense on how the market will behave and how the market will be priced going forward. So it’s really understanding the details that’s very important. We can then model that and make our own decisions around the investment attractiveness of what have, recognising the comment we’ve been making this morning around all capital needs to compete. So, we’re keen to make sure we’ve got a really good line of sight on the investment framework.

We are looking at opportunities in Victoria holistically and we continue to do that. The advantage we see with these four wells is the ability to tie back to our existing infrastructure and these are targets that have been understood for a long time by the organisation. So, these are very attractive, but we remain open to other opportunities and that’s going to be guided by our investment framework, and the other uses we have for capital.

Operator: Thank you. Your next question comes from Baden Moore with CLSA. Please go ahead.

Baden Moore (CLSA, Analyst): Thanks for taking my question. Can you just give us an update on how you contracted for Scarborough ramp-up? I think first cargo of LNG goes this quarter, is there any commitments in terms of contracting for the first six months? Is there any guide you can give us on that?

Then my second question would be just around how to think about this decision on the Scope 3, I mean is that essentially just an immediate free up of $3 billion of additional capital or liquidity over the next three years? Or are there offsets to that number that you could call out, just given it hasn’t impacted how you’re positioning the balance sheet at this result?

Liz Westcott: Yes, so I mean the Scarborough project is very exciting, 98% complete at the end of the half and we’ve given you a good line of sight to the activities remaining prior to first cargo.

As LNG projects come online, there’s always commissioning cargoes for quite a period as they build up to sustained, ongoing operations and there’ll be no difference there for Scarborough. So, the joint venture partners are across the details of how that will be managed. Then we anticipate in 2027 moving into sustained operations and commencing cargo delivery under our contracts. So, a very similar profile to what you see with LNG projects.

The Scope 3 target [Clarification: Scope 3 investment target], different question. So we had an ambition of spending $5 billion of capital by 2030 on new energy projects. What we are talking today by retiring the target, is recognising that we don’t see line of sight to having commercial value-accretive projects to meet that commitment by 2030. We continue to be interested in new energy opportunities, but we are being very disciplined with where we put our money and our ability to see line of sight today to further investment in new energy that would be commensurate with that $5 billion target is not there.

So we haven’t reserved money on the balance sheet for that $3 billion or so [Clarification: As at end 2025, cumulative expenditure against the Scope 3 investment target reached $2.6 billion]. That would be arguably the money to go. Hence, you don’t see an impact on the forward outlook.

Operator: Thank you. Your next question comes from Cameron Needham with Bank of America. Please go ahead.

Cameron Needham (Bank of America, Analyst): Yes, good morning all and thank you for the presentation. First one, just on Louisiana LNG, so Louisiana LNG President departed back in June, just keen to ask anything that we should read into that change from a project delivery perspective, i.e. any changes to the execution team governance or accountability structure underneath the project? Thanks.

Liz Westcott: Yes, thank you. Look, the Louisiana project is progressing well, and we’ve taken the opportunity to bring some skilled capability from our Australia LNG operations across to Louisiana. So we have taken two individuals that have worked closely on Scarborough and Pluto across to the Louisiana project and we are very comfortable with our approach going forward on Louisiana. So really, individuals make their own decisions about their careers, and we’ve got good depth in Woodside, so our ability to continue operating there is strong.

Cameron Needham (Bank of America, Analyst): Okay, thanks for the colour. Then second one, just on marketing EBIT, I think you discussed back of the CMD that marketing is typically 10% of total EBIT, but in H1 you’re closer to 3%. So just keen to understand how the result compares to where you thought marketing would be in the first half, given the commodity price environment. Appreciate there are some hedge losses in there, but is the gap primarily just some temporary timing that reverses in the second half, or has the opportunity set for the portfolio optimisation actually been weaker than you expected? Thanks.

Liz Westcott: Yes, look I might pass across to Graham to give you the colour on that one, thank you.

Graham Tiver: Yes, Cameron, you pretty well nailed it in your question there and Liz touched on it in her opening comments. The cyclones and the Pluto turnaround did curtail the volumes available for the marketing team. It limited their ability to further maximise, I guess, the uplifted pricing in the first half. Having said that, they did work hard and there were many trades and through those trades, several of them will cross over into the second half.

So we have a very clear line of sight to more than $100 million of value that will come into the second half relating to trades that were executed in the first half. So I would say, as you touched on, it is very much a timing issue.

Operator: Thank you. There are no further phone questions at this time. I’ll now hand back to Ms Westcott for closing remarks.

Liz Westcott: Look thank you very much, everybody, for listening and participating today and thank you very much for your questions. I very much look forward to speaking with you again at our upcoming engagements including our Capital Markets Day in Australia on 5 November and in the US on 12 November.

Until then, thanks.

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INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.